UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

PATNI COMPUTER SYSTEMS LIMITED
(Name of Issuer)

EQUITY SHARES, PAR VALUE OF RS.2/-  PER SHARE **
(Title of Class of Securities)

703248203
(CUSIP Number)

December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Not for trading, but only in connection with the denomination of equity shares par value of Rs. 2/- per share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 11 pages

CUSIP No. : 703248203

(1)	Names of Reporting Persons: GAJENDRA KUMAR PATNI I.R.S. Identification Nos. of above persons (entities only): NA

(2)	Check the Appropriate Box if a Member of a Group:
(a) ☒
(b) ☐

(3)	SEC use only:

(4)	Citizenship or Place of Organization: INDIA

Number of shares beneficially owned by each reporting person with:	(5)	Sole Voting Power: 6,505,500 **

	(6)	Shared Voting Power: 14,108,802 **

	(7)	Sole Dispositive Power: 6,505,500 **

	(8)	Shared Dispositive Power: 14,108,082 **

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,614,302 **

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

(11)	Percent of Class Represented by Amount in Row (9): 14.96%

(14)	Type of Reporting Person: IN

** For additional information, See Schedule A

Page 2 of 11 pages

CUSIP No. : 703248203

(1)	Names of Reporting Persons: RAJNIKANTA G PATNI I.R.S. Identification Nos. of above persons (entities only): NA

(2)	Check the Appropriate Box if a Member of a Group:
(a) ☒
(b) ☐

(3)	SEC use only:

(4)	Citizenship or Place of Organization: INDIA

Number of shares beneficially owned by each reporting person with:	(5)	Sole Voting Power: 3,075,000 **

	(6)	Shared Voting Power: 17,539,302 **

	(7)	Sole Dispositive Power: 3,075,000 **

	(8)	Shared Dispositive Power: 17,539,302 **

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,614,302 **

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

(11)	Percent of Class Represented by Amount in Row (9): 14.96%

(14)	Type of Reporting Person: IN

** For additional information, See Schedule A

Page 3 of 11 pages

CUSIP No. : 703248203

(1)	Names of Reporting Persons: AMIT G PATNI I.R.S. Identification Nos. of above persons (entities only): NA

(2)	Check the Appropriate Box if a Member of a Group:
(a) ☒
(b) ☐

(3)	SEC use only:

(4)	Citizenship or Place of Organization: INDIA

Number of shares beneficially owned by each reporting person with:	(5)	Sole Voting Power: 4,290,000 **

	(6)	Shared Voting Power: 16,324,302 **

	(7)	Sole Dispositive Power: 4,290,000 **

	(8)	Shared Dispositive Power: 16,324,302 **

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,614,302 **

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

(11)	Percent of Class Represented by Amount in Row (9): 14.96%

(14)	Type of Reporting Person (See Instructions): IN

** For additional information, See Schedule A

Page 4 of 11 pages

CUSIP No. : 703248203

(1)	Names of Reporting Persons: RUCHI A PATNI I.R.S. Identification Nos. of above persons (entities only): NA

(2)	Check the Appropriate Box if a Member of a Group:
(a) ☒
(b) ☐

(3)	SEC use only:

(4)	Citizenship or Place of Organization: INDIA

Number of shares beneficially owned by each reporting person with:	(5)	Sole Voting Power: 1,226,901 **

	(6)	Shared Voting Power: 19,387,401 **

	(7)	Sole Dispositive Power: 1,226,901 **

	(8)	Shared Dispositive Power: 19,387,401 **

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,614,302 **

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

(11)	Percent of Class Represented by Amount in Row (9): 14.96%

(14)	Type of Reporting Person: IN

** For additional information, See Schedule A

Page 5 of 11 pages

CUSIP No. : 703248203

(1)	Names of Reporting Persons: ARIHANT G PATNI I.R.S. Identification Nos. of above persons (entities only): NA

(2)	Check the Appropriate Box if a Member of a Group:
(a) ☒
(b) ☐

(3)	SEC use only:

(4)	Citizenship or Place of Organization: INDIA

Number of shares beneficially owned by each reporting person with:	(5)	Sole Voting Power: 4,594,401 **

	(6)	Shared Voting Power: 16,019,901 **

	(7)	Sole Dispositive Power: 4,594,401 **

	(8)	Shared Dispositive Power: 16,019,901 **

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,614,302 **

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

(11)	Percent of Class Represented by Amount in Row (9): 14.96%

(14)	Type of Reporting Person: IN

** For additional information, See Schedule A

Page 6 of 11 pages

CUSIP No. : 703248203

(1)	Names of Reporting Persons: SHRUTI A PATNI I.R.S. Identification Nos. of above persons (entities only): NA

(2)	Check the Appropriate Box if a Member of a Group:
(a) ☒
(b) ☐

(3)	SEC use only:

(4)	Citizenship or Place of Organization: INDIA

Number of shares beneficially owned by each reporting person with:	(5)	Sole Voting Power: 922,500 **

	(6)	Shared Voting Power: 19,691,802 **

	(7)	Sole Dispositive Power: 922,500 **

	(8)	Shared Dispositive Power: 19,691,802 **

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,614,302 **

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

(11)	Percent of Class Represented by Amount in Row (9): 14.96%

(14)	Type of Reporting Person: IN

** For additional information, See Schedule A

Page 7 of 11 pages

CUSIP No. :  703248203

Item 1.

(a)	Name of Issuer:

 PATNI COMPUTER SYSTEMS LIMITED

(b)	Address of Issuer’s Principal Executive Offices:

Akruti Softech Park
MIDC Cross Road No.21,
Andheri (E),
Mumbai 400 093. INDIA

Item 2.

(a)	Name of Person Filing:

This statement is being filed on behalf of each of the following persons (collectively the “Reporting Persons”):

Mr. Gajendra Kumar Patni
Mrs. Rajanikanta G. Patni
Mr. Amit G. Patni
Mrs. Ruchi A. Patni
Mr. Arihant G. Patni
Mrs. Shruti A. Patni

(b)	Address of Principal Business Office or, if none, Residence:

42-A, Jolly Maker Apartments I,
Cuffe Parade,
Mumbai 400 005. INDIA
(Residence address of Reporting Persons)

(c)	Citizenship:

Each of the reporting person is a citizen of the Republic of India

(d)	Title of Class of Securities:

EQUITY SHARES

(e)	CUSIP Number:

703248203

Page 8 of 11 pages

CUSIP No. :  703248203

Item 3.  This Statement is not being filed pursuant to either Rule 13d-1 (b) or 13d-2 (b) or (c)

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned : See Schedule A, hereto

(b)	Percent of class : See Schedule A, hereto

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote : See Schedule A, hereto

(ii)	Shared power to vote or to direct the vote : See Schedule A, hereto

(iii)	Sole power to dispose or to direct the disposition of : See Schedule A, hereto

(iv)	Shared power to dispose or to direct the disposition of : See Schedule A, hereto

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Instruction:  Dissolution of a group requires a response to this item.

          NOT APPLICABLE

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

NOT APPLICABLE

Page 9 of 11 pages

CUSIP No. :  703248203

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

NOT APPLICABLE

Item 8.  Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

The identity of each member of the Group is disclosed on the cover pages attached hereto.

Item 9.  Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

NOT APPLICABLE

Item 10.  Certification

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

NOT APPLICABLE

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

NOT APPLICABLE

Page 10 of 11 pages

CUSIP No. :  703248203

SCHEDULE A

Beneficial Ownership of Equity Shares

In the following table, each reference to the percentage of equity shares beneficially owned by a Reporting Person is calculated using the 137,798,399 shares of equity shares outstanding on December 31, 2005 as shown by the report published by the issuer.

Reporting Person	Aggregate Number of Equity Shares beneficially owned	Percentage outstanding Equity Shares	Number of Equity Shares as to which Reporting Person has
			Sole power to vote	Shared power to vote	Sole power to dispose	Shared power to dispose

Gajendra Kumar Patni	20,614,302	14.96	6,505,500	14,108,802	6,505,500	14,108,802

Rajnikanta G Patni	20,614,302	14.96	3,075,000	17,539,302	3,075,000	17,539,302

Amit G Patni	20,614,302	14.96	4,290,000	16,324,302	4,290,000	16,324,302

Ruchi A Patni	20,614,302	14.96	1,226,901	19,387,401	1,226,901	19,387,401

Arihant G Patni	20,614,302	14.96	4,594,401	16,019,901	4,594,401	16,019,901

Shruti A Patni	20,614,302	14.96	9,22,500	19,691,802	9,22,500	19,691,802

SIGNATURE

After reasonable inquiry and to the best of my/ our knowledge and belief, I/we certify that the information set forth in this statement is true, complete and correct.

/s/ Gajendra Kumar Patni GAJENDRA KUMAR PATNI	/s/ Rajnikanta G Patni RAJNIKANTA G PATNI	/s/ Amit G Patni AMIT G PATNI

/s/ Ruchi A. Patni RUCHI A PATNI	/s/ Arihant G Patni RAJNIKANTA G PATNI	/s/ Shruti A Patni SHRUTI A PATNI

Dated:  August 22, 2007

Page 11 of 11 pages